Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Consolidated Financial Data”, “Senior Securities” and “Independent Registered Public Accounting Firm” and to the use of our reports (a) dated November 16, 2016, with respect to the consolidated financial statements of Golub Capital BDC, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Golub Capital BDC, Inc. and Subsidiaries and (b) dated December 22, 2016, with respect to the senior securities table of Golub Capital BDC, Inc. and Subsidiaries in the Registration Statement (Form N-2) and Related Prospectus of Golub Capital BDC, Inc. and Subsidiaries for the registration of $800,000,000 of its common stock, preferred stock, warrants representing rights to purchase shares of common stock, preferred stock or debt securities, subscription rights, or debt securities.

/s/ Ernst & Young LLP

Chicago, Illinois
December 22, 2016